Exhibit (a)(1)(J)

FORM OF EXPIRATION NOTICE EMAIL

From: Verastem, Inc.

Re:       Expiration of the Exchange Offer

The Exchange Offer described in the Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024 (the “Offering Documents”), has expired, and no additional Election Forms or Notices of Withdrawal may be submitted. If you are an Eligible Holder and delivered a properly completed and signed Election Form to tender your Eligible Options before the Expiration Time, and did not subsequently deliver a Notice of Withdrawal, you will receive a separate email confirming our acceptance of all of your Eligible Options. If you have any questions regarding the stock options you hold, please contact us at StockOptionExchange@verastem.com.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Documents.